UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A (Amendment No. 2)
Under the Securities Exchange Act of 1934

HANSON PLC
(Name of Issuer)

Ordinary Shares with par value of £0.10 each
(Title of Class of Securities)

GB0033516088
(CUSIP number)
____________________________
American Depositary Shares
(each representing 5 Ordinary Shares)
(Title of Class of Securities)

US411349103
(CUSIP number)
___________________________

Dr. Ingo Schaffernak HeidelbergCement AG Berliner Strasse 6 69120 Heidelberg Germany 011-49-6221-481-366
(Name, address and telephone number of person authorized to receive notices and communications)

Copy to:

David Mercado, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000
________________________

August 23, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

1.	Names of Reporting Persons. Dr. Adolf Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power –
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power –
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Ms. Ruth Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power –
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power –
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Mr. Ludwig Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power –
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power –
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Mr. Tobias Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power –
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power –
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Dr. Philipp Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power –
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power –
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Ms. Jutta Breu (nee Jutta Merckle) I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power –
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power –
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Spohn Cement GmbH I.R.S. Identification Nos. of above persons (entities only). Not applicable (foreign entity)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power –
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power –
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. HeidelbergCement AG I.R.S. Identification Nos. of above persons (entities only). Not applicable (foreign entity)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power –
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power –
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. Lehigh UK Limited I.R.S. Identification Nos. of above persons (entities only). Not applicable (foreign entity)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 523,387,225 (See Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 523,387,225 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 523,387,225
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 72.61%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 amends and supplements the statements on Schedule 13D jointly filed on May 30, 2007 by (i) Dr. Adolf Merckle, a citizen of the Federal Republic of Germany, (ii) Ms. Ruth Merckle, a citizen of the Federal Republic of Germany, (iii) Mr. Ludwig Merckle, a citizen of the Federal Republic of Germany, (iv) Mr. Tobias Merckle, a citizen of the Federal Republic of Germany, (v) Dr. Philipp Merckle, a citizen of the Federal Republic of Germany, (vi) Ms. Jutta Merckle, a citizen of the Federal Republic of Germany, (vii) Spohn Cement GmbH, a corporation incorporated under the laws of the Federal Republic of Germany (“Spohn”), (viii) HeidelbergCement AG, a corporation incorporated under the laws of the Federal Republic of Germany (“HeidelbergCement”) and (ix) Lehigh UK Limited, a company incorporated under the laws of England and Wales (“Lehigh UK”), (collectively, the “Reporting Persons”), as amended by Amendment No.1 on July 6, 2007. This Amendment No. 2 is filed to report the effectiveness on August 23, 2007 of the Scheme described in the Scheme Circular filed as Exhibit 14 to Amendment No. 1.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the ordinary shares, par value £0.10 per share (the “Shares”), including those represented by American Depositary Shares (each of which represents five Shares) (the “ADSs”) of Hanson Plc, a corporation incorporated under the laws of England and Wales (“Hanson”). The ADSs are currently listed on the New York Stock Exchange (the “NYSE”) and are expected to be delisted as of September 4, 2007. The address of Hanson’s principal executive offices is 1, Grosvenor Place, London SW1X 7JH, England.

ITEM 4.	PURPOSE OF TRANSACTION

(a), (b), (d), (e), (f), (h), (i)  On August 23, 2007, the Scheme for the recommended acquisition of Hanson by Lehigh UK (the “Scheme Circular”) was declared effective. Upon such effectiveness, (i) 511,033,407 Shares were cancelled and the holders thereof and the holders of ADSs represented thereby became entitled to receive 1100 pence in cash per Share or 5500 pence in cash per ADS, amounting to a total consideration of £5,621,367,477; (ii) 511,033,407 Shares were issued to Lehigh UK; and (iii) Lehigh became the beneficial owner of 10,953,818 Shares under the terms of the Scheme in exchange for floating rate guaranteed unsecured loan notes of Lehigh UK in a principal amount of £120,491,998 the particulars of which are summarized in Part VIII of the Scheme Circular.

Pursuant to the cancellation, issuance and transfer of beneficial ownership of the Shares, HeidelbergCement became the beneficial holder of 100% of the outstanding shares of Hanson (excluding those held in treasury).

On August 24, 2007, upon the announcement that the Scheme was declared effective, the NYSE filed Form 25 to obtain the delisting of the ADSs which is expected to occur on September 4, 2007. Hanson has indicated that it will file a Form 15 with the Securities and Exchange Commission on September 4, 2007 pursuant to the delisting to obtain the deregistration of the ADSs which will occur within 90 days of the filing.

On August 24, 2007, Hanson’s non-executive directors resigned and new articles of association were adopted.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Scheme Circular which has been filed as Exhibit 14 hereto and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)(b) The responses of the Reporting Persons to Rows (7) through (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. The percentages set forth in this Item 5 are calculated based upon the number of Shares (excluding those held in treasury) outstanding of 720,801,629 as of August 23, 2007.

(c) Information on transactions in shares prior to the effectiveness of the Scheme is set forth in Annex F hereto.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Item 4 hereof, and the agreements and other documents attached as exhibits hereto, are incorporated herein by reference.

ANNEX F

Name of Beneficial Owner	Transaction Type	Number of Shares	Date	Aggregate Price (Euro)
Lehigh UK	BUY	600,000	July 12, 2007	9,457,220[1]
Lehigh UK	BUY	800,000	July 12, 2007	9,561,081[2]

1 Those shares were purchased from an investment vehicle all the outstanding shares of which are owned by members of the Merckle family.

2 Those shares were purchased from an investment vehicle controlled by Dr. Adolf Merckle.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPOHN CEMENT GMBH,

Dated: August 24, 2007	By:	/s/ Werner Harder____________
Name: Werner Harder
Title: Managing Director

HEIDELBERGCEMENT AG,

Dated: August 24, 2007	By:	/s/ Dr. Bernd Scheifele_______
Name: Dr. Bernd Scheifele Title: Chairman of the Managing Board/CEO

	By:	/s/ Dr. Lorenz Naeger_________
Name: Dr. Lorenz Naeger
Title: Member of the Managing Board/CFO

LEHIGH UK LIMITED,

Dated: August 24, 2007	By:	/s/ Dr. Bernd Scheifele_______
Name: Dr. Bernd Scheifele Title: Member of the Board of Directors

Dated: August 24, 2007	By:	/s/ Adolf Merckle________
Name: Adolf Merckle

Dated: August 24, 2007	By:	/s/ Ruth Merckle_________
Name: Ruth Merckle

Dated: August 24, 2007	By:	/s/ Tobias Merckle_______
Name: Tobias Merckle

Dated: August 24, 2007	By:	/s/ Dr. Philipp Merckle__
Name: Dr. Philipp Merckle

Dated: August 24, 2007	By:	/s/ Jutta Merckle________
Name: Jutta Merckle

Dated: August 24, 2007	By:	/s/ Ludwig Merckle_______
Name: Ludwig Merckle

EXHIBIT INDEX

Exhibit	Description
1	Joint Filing Agreement Pursuant to Rule 13d-1.*
2	Rule 2.5 Announcement.*
3	Scheme Co-operation Agreement among Lehigh UK Limited, Hanson Plc and HeidelbergCement AG dated May 15, 2007.*
4	GGBP 8,750,000,000 and EUR 3,400,000,000 Facilities Agreement for HeidelbergCement AG, arranged by Deutsche Bank AG and the Royal Bank of Scotland Plc, dated May 14, 2007.*
5	Irrevocable Undertaking dated May 14, 2007, by M.W. Welton.*
6	Irrevocable Undertaking dated May 14, 2007, by A.J. Murray.*
7	Irrevocable Undertaking dated May 14, 2007, by W.F. Blount.*
8	Irrevocable Undertaking dated May 14, 2007, by C.J. Brady.*
9	Irrevocable Undertaking dated May 14, 2007, by G. Dransfield.*
10	Irrevocable Undertaking dated May 14, 2007, by W.S.H. Laidlaw.*
11	Irrevocable Undertaking dated May 14, 2007, by J.W. Leng.*
12	Irrevocable Undertaking dated May 14, 2007, by The Baroness Noakes.*
13	Irrevocable Undertaking dated May 14, 2007, by P.S. Binning.*
14	Scheme Circular for the Recommended Acquisition of Hanson Plc by Lehigh UK Limited.**

*Previously filed on Schedule 13D on May 30, 2007.
** Previously filed on Amendment No. 1 to Schedule 13D on July 6, 2007.